UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Eagle Supply Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

269894 10 1

(CUSIP Number)

James E. Helzer

8110 Russell Curry Road

Arlington, Texas 76001

(817) 572-8963

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐.

SCHEDULE 13D

CUSIP No. 269894 10 1

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James E. Helzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) ☐:
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 2,400,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,400,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 on Schedule 13D/A (this “Amendment No. 2”) supplements and amends the initial statement on Schedule 13D filed on February 18, 2003 (the “Initial Schedule 13D”) and the Amendment No. 1 filed on May 13, 2003 (the “Amendment No. 1”) of James E. Helzer (the “Reporting Person”). The Reporting Person is filing this Amendment No. 2 to supplement and amend the information disclosed in Items 4 and 6 of the Initial Schedule 13D and the Amendment No. 1 and to file additional exhibits. The information set forth in Item 1 below is being included for reference purposes, but no change has occurred with respect to such information.

Item 1. Security and Issuer

This Schedule relates to shares of common stock, $0.0001 par value per share (“Common Stock”), of Eagle Supply Group, Inc., a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 122 East 42nd Street, Suite 1618, New York, New York 10168.

Item 4. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 4 of the Initial Schedule 13D and the Amendment No. 1 are hereby amended by adding the following:

The Offer and the Merger

On August 5, 2004, the Company, Gulfside Supply, Inc., a Florida corporation (the “Parent”), and Gulfco Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of the Parent (the “Purchaser”), executed an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, the Company has agreed to be acquired by the Parent and Purchaser. The Reporting Person is not a party to the Merger Agreement. Pursuant to the Merger Agreement, the Purchaser is required to commence a cash tender offer to purchase all of the issued and outstanding shares of Common Stock of the Company at a price per share of $2.20 net to the seller (the “Offer”), which is subject to a number of conditions. Following a successful completion of the Offer, if any, and subject to certain conditions, the Purchaser is required by the Merger Agreement to effect a merger between the Purchaser and the Company (the “Merger”), pursuant to which each remaining issued and outstanding share of Common Stock, other than those held by Parent and Purchaser, would be converted into the right to receive in cash the same $2.20 price per share that will be offered in the Offer.

Securities Purchase and Tender Agreement

Concurrently with, and as a condition to, the execution of the Merger Agreement, the Parent, Purchaser, TDA Industries, Inc. (“TDA”), James E. Helzer (“Helzer”) and Steven R. Andrews (“Andrews”) and, collectively with TDA and Helzer, the “Subject Stockholders”) entered into a Securities Purchase and Tender Agreement (the “Tender Agreement”).

Pursuant to the Tender Agreement, each Subject Stockholder has agreed (a) to validly tender such Subject Stockholders’ shares of Common Stock of the Company into the Offer as promptly as practicable, and in any event no later than the fifth business day following the commencement of the Offer, and (b) not to withdraw any shares of Common Stock of the Company so tendered unless the Offer is terminated or has expired without Purchaser purchasing all shares of the Common Stock validly tendered in the Offer. The Purchaser’s obligation to accept for payment and pay for the Common Stock tendered in the Offer pursuant to the Tender Agreement remains subject to all the terms and conditions of the Offer set forth in the Merger Agreement. Additionally, each Subject Stockholder agreed that if such Subject Stockholder holds warrants and the exercise of such warrants will cause the Minimum Condition (which is a condition to the Offer and is defined in the Merger Agreement) to be satisfied, then such Subject Stockholder shall, if requested by the Parent, immediately prior to the closing of the Offer exercise any such warrants that are exercisable at the time of the request and whose exercise price is at or less than the price per share to be paid in the Offer, and shall execute all appropriate documentation in connection with such exercise. Mr. Helzer owns such a warrant.

Further pursuant to the Tender Agreement, each Subject Stockholder has agreed that, prior to the termination of the Tender Agreement, such Subject Stockholder shall not: (a) transfer, assign, sell, gift-over, pledge or otherwise dispose or, or consent to any of the foregoing (“Transfer”), the record ownership or beneficial ownership (or both) of any of the shares of Common Stock or warrants of the Company, or any right or interest therein, (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer, (c) enter into any tender, voting, or other such agreement, or grant any proxy, power-of-attorney or other authorization or consent with respect to any of the shares of Common Stock or warrants of the Company; (d) deposit any of the shares of Common Stock into a voting trust, or enter into a voting agreement or arrangement with respect to any of the shares of Common Stock, or (e) take any other action that would in any way restrict, limit or interfere with the performance of such Subject Stockholder’s obligations under the Tender Agreement or the transactions contemplated by the Tender Agreement or make any representation or warranty of such Subject Stockholder untrue or incorrect.

Each Subject Stockholder also has agreed that, during the time the Tender Agreement is in effect, at any meeting of the stockholders of the Company (a “Company Stockholders’ Meeting”), however called, and at every adjournment or postponement thereof, such Subject Stockholder shall: (a) appear at the meeting or otherwise cause such Subject Stockholder’s shares of Common Stock to be counted as present thereat for purposes of establishing a quorum, (b) vote, or execute consents in respect of such Subject Stockholder’s shares of Common Stock, or cause such Subject Stockholder’s shares of Common Stock to be voted, or consents to be executed in respect thereof, in favor of the approval and adoption of the Merger Agreement (including any revised or amended Merger Agreement approved by the board of directors of the Company) and any action required in furtherance thereof, and (c) vote, or execute consents in respect of such Subject Stockholder’s shares of Common Stock to be voted, or consents to be executed in respect thereof, against (1) any agreement or transaction relating to an Acquisition Proposal (as such term is defined in the Merger Agreement) or transaction or occurrence that if proposed and offered to the Company or its stockholders (or any of them) would constitute an Acquisition Proposal (other than as proposed by the Parent, the Purchaser, or any of their subsidiaries or affiliates) or (2) any amendment of the Company’s Certificate of Incorporation or Bylaws or other proposal, action or transaction involving the Company or any of its subsidiaries or any of its stockholders, which amendment or other proposal, action or transaction could reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the consummation of the transactions contemplated by the Tender Agreement, or to deprive Parent or Purchaser of any material portion of the benefits anticipated by Parent and Purchaser to be received from the consummation of the Merger or the transactions contemplated by the Merger Agreement or the transactions contemplated by the Tender Agreement, or to change in any manner the voting rights of the Common Stock presented to the stockholders of the Company (regardless of any recommendation of the board of directors of the Company) or in respect of which a vote or consent of the stockholders of the Company is requested or sought. As security for the foregoing obligations of the Subject Stockholders, each Subject Stockholder irrevocably constituted and appointed the Parent as such Subject Stockholder’s attorney and proxy in accordance with the Delaware General Corporation Law (“DGCL”), with full power of substitution and resubstitution, to cause the Subject Stockholder’s shares of Common Stock to be counted as present at any Company Stockholders’ Meetings and to vote such shares at any Company Stockholders’ Meeting, however called, and to execute consents in respect of such shares as and to the extent provided above. Additionally, each Subject Stockholder waived any rights of appraisal or rights to dissent from the Merger that the stockholders of the Company may have under the DGCL.

In addition to the foregoing covenants and agreements, each Subject Stockholder made customary representations and warranties to the Parent and Purchaser, including representations and warranties regarding the number of shares of Common Stock and/or warrants of the Company owned beneficially and of record by such Subject Stockholder.

The Tender Agreement and all rights and obligations of the parties thereunder shall terminate immediately upon the termination of the Merger Agreement in accordance with the terms thereof; provided, however, that provisions with respect to payment of expenses, public announcements and governing law shall survive any termination of the Tender Agreement.

A copy of the Tender Agreement is attached to this Amendment No. 2 as Exhibit 5 and is incorporated herein in its entirety by reference.

References to, and descriptions of, the Merger Agreement and the Tender Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Tender Agreement, respectively, included as Exhibits 4 and 5 to this Amendment No. 2, and incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Except as disclosed above and elsewhere in the Initial Schedule 13D, the Amendment No.1 and this Amendment No. 2, none of the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 5	Agreement and Plan of Merger, dated as of August 5, 2004, by and among Eagle Supply Group, Inc., Gulfside Supply, Inc. and Gulfco Acquisition, Inc. (incorporated by reference to the Form 8-K filed by Eagle Supply Group, Inc. on August 6, 2004).

Exhibit 6	Securities Purchase and Tender Agreement, dated as of August 5, 2004, by and among Gulfside Supply, Inc., Gulfco Acquisition, Inc., TDA Industries, Inc., Steven R. Andrews and James E. Helzer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2004

/s/    James E. Helzer

James E. Helzer

INDEX TO EXHIBITS

Exhibit 5

Agreement and Plan of Merger, dated as of August 5, 2004, by and among Eagle Supply Group, Inc., Gulfside Supply, Inc. and Gulfco Acquisition, Inc. (incorporated by reference to the Form 8-K filed by Eagle Supply Group, Inc. on August 6, 2004).

Exhibit 6	Securities Purchase and Tender Agreement, dated as of August 5, 2004, by and among Gulfside Supply, Inc., Gulfco Acquisition, Inc., TDA Industries, Inc., Steven R. Andrews and James E. Helzer.

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